April 7, 2011	Trading Symbol: TSX – HNC
Frankfurt: WKN: A0B6ST

     Metallurgical Tests for Cliff Zone Show
Significant Nickel and PGE Concentrate Grades

(VANCOUVER) – Hard Creek Nickel Corporation (TSX – HNC) released results today from two metallurgical variability tests on samples selected within the Cliff Zone of the Company’s 100% owned Turnagain Nickel Project, located near Dease Lake in British Columbia, Canada. The Cliff Zone, which has seen limited exploration drilling, is located more than one kilometre to the east of the defined resource in the Horsetrail Zone.

The batch flotation test results listed in the following table show that significant levels of platinum and palladium as well as nickel can be recovered from Cliff Zone material. The tests were conducted as part of a larger variability program to provide the basis for developing the grade/recovery relationship of the Turnagain deposit both within and outside of the proposed pit and to help evaluate where more exploration is warranted.

Summary Results of Turnagain Cliff Zone Batch Flotation Tests

	Head Assay			Concentrate Grades			Recoveries
Sample	Ni %	Pt (g/t)	Pd (g/t)	Ni %	Pt (g/t)	Pd (g/t)	Ni %	Pt %	Pd %
V25	0.23	0.049	0.060	16.1	4.1	5.4	57.2	61.3	66.0
V83	0.35	0.281	0.332	19.8	20.1	22.4	45.1	57.5	54.2

“These results tell us that the Cliff Zone will be a focus of our exploration efforts this year,” said Mark Jarvis, President of Hard Creek Nickel. “The fact that this material can make concentrate grades in excess of 15% nickel, plus significant platinum and palladium concentrate grades, means that the Cliff zone is a unique, and possibly uniquely valuable, part of the Turnagain ultramafic complex.”

This news release has been reviewed and approved by Neil Froc, P. Eng, a Qualified Person consistent with NI 43-101.

"Mark Jarvis"
MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The Toronto Stock Exchange does not accept responsibility for the accuracy or adequacy of this news release.

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